

January 17, 2025

Colin Yee
Chief Financial Officer
Riot Platforms, Inc.
3855 Ambrosia Street, Suite 301
Castle Rock, CO 80109

      Re: Riot Platforms, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2023
          File No. 001-33675

Dear Colin Yee:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Crypto Assets

cc: Jamie Amentler